Exhibit 21.1
Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization

AssetMark, Inc.	California
AssetMark Trust Company	Arizona
AssetMark Services, Inc.	Delaware
AssetMark Brokerage, LLC	Delaware
Atria Investments, Inc.	North Carolina
Global Financial Private Capital, Inc.	Florida
Voyant, Inc.	Delaware
Voyant UK Ltd	United Kingdom
Voyant Financial Technologies Inc.	Canada
Voyant Australia Pty Ltd	Australia